SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Sapiens ALIS Sets New Records on

Over-Night and Month-End Data Processing

All end-to-end batches were completed in less than two hours

Orlando, FL – MAY 15, 2012 – At the ACORD LOMA Insurance Systems Forum Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions, announces today the detailed results of Sapiens ALIS benchmark on IBM AIX 6, running on Power 6 and Power 7 machines, as conducted at IBM labs in Hursley, UK. With a database of over 800,000 active policies, ALIS was found to be fully capable of handling high load scenarios.

The benchmark test confirms that ALIS is one of the most powerful and robust Life & Pensions applications in the world, suitable for Tier-I and global insurance companies. The results indicated that the system is fully scalable, in a nearly linear way, over the platform used.

All end-to-end overnight batches (including month-end) were completed in less than two hours on the Power 7 configuration and in less than two and a half hours on the Power 6 configuration. The main executed batches were Charges; Billing; Payment dispersal; General Ledger extract; Audit Control; Renewal; and letters production.

Commenting on benchmarking, Mr. Juergen Weiss, Senior Analyst at Gartner, said: “Benchmarking is an important aspect for insurers to assess the future performance of their core insurance application. Gartner sees a tendency among international insurers to establish cross-border transactions, which makes those benchmarks even more important. “

Mr. Roni Al-Dor, President & CEO of Sapiens stated: “This benchmark demonstrates the capabilities of ALIS to scale up to the large data processing volumes of Tier-I and global insurers worldwide. I am confident that our customers will find it as a practical aid in planning their computing needs to support their business growth.”

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About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the insurance industry. We offer end-to-end solutions for the Life & Pension, Property & Casualty, and Reinsurance markets. We serve over 75 insurance customers, backed by a team of over 700 insurance experts, operating through fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Media Contact:

Osnat Segev-Harel, CMO

Sapiens International

Tel: +1-877-554 2426

e-Mail: osnat.se@sapiens.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: May 15, 2012	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer